Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Product Supplement dated November 14, 2014, Amendment No. 1, dated November 14, 2014, to Pricing Supplement dated June 24, 2014 and Prospectus dated April 29, 2016)
UBS AG UBS SWITZERLAND AG ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN due June 24, 2044

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN due June 24, 2044” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series A”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), referred to as the “original pricing supplement”, relating to the Securities. UBS AG also prepared a product supplement (as amended from time to time), referred to as the “product supplement”, dated as of November 14, 2014, which supplements and forms part of the original pricing supplement. The original pricing supplement, which is Amendment No. 1, dated November 14, 2014, to the pricing supplement dated June 24, 2014, and the product supplement were attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated March 17, 2016. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

UBS AG has prepared a new “base” prospectus dated April 29, 2016. This new base prospectus replaces the base prospectus dated March 17, 2016. Because, except as provided herein, the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and product supplement. As a result, you should read the original pricing supplement and product supplement for your Securities, which give the specific terms of your Securities, together with the new base prospectus dated April 29, 2016. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated April 29, 2016, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, you should use the following website link to access the new base prospectus dated April  29, 2016:

http://www.sec.gov/Archives/edgar/data/1114446/000119312516569378/d161008d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014 that is provided in the original pricing supplement and product supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

The Securities may be subject to withholding tax pursuant to regulations under Section 871(m) of the Code that will take effect on January 1, 2017 with respect to instruments that are issued (or deemed issued) on or after that date. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities. However, the IRS recently issued a Notice which states that the new regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). Although the matter is not free from doubt, we believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose.

Withholding under Section 871(m) of the Code generally applies only to transactions that reference U.S. stocks. However, special rules under the Section 871(m) regulations provide that a transaction that references certain partnerships that hold significant investments in U.S. stocks (“Covered Partnerships”) will be treated as referencing the U.S. stocks owned by the Covered Partnerships. We believe that some of the Index Constituents will be Covered Partnerships, and that accordingly, subject to the discussion in the following paragraph, the Securities will be subject to Section 871(m) of the Code. If applicable, the Section 871(m) tax will be based on the dividends that are paid on or after January 1, 2017 during a non-U.S. holder’s holding period in a Security with respect to U.S. stocks that are held by a Covered Partnership in the Index or any U.S. stocks that are included in the Index (to the extent of the notional interest in the Covered Partnership or stock that is referenced by the holder’s Security).

Notwithstanding the general rule described above, the Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). Although it is not entirely clear whether and how the “qualified index” rules apply to an index that includes partnerships, it is possible that the Index will be treated as a “qualified index” if U.S. stocks represent less than 10% of the value of the Index, after looking-through to the U.S. stocks that are held by the Covered Partnerships in the Index. We do not currently have sufficient information to determine whether the Index is a “qualified index”. Therefore, although it is possible that we will determine that the Index should be treated as a “qualified index” in the future, we currently intend to treat the Securities as subject to withholding under Section 871(m) starting on January 1, 2017.

As noted in the accompanying pricing supplement, we intend to treat Coupon Amounts that are paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally equal or exceed the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m) and therefore, subject to the discussion below, no additional U.S. withholding tax should be required under Section 871(m) in respect of payments on the Securities. Nevertheless, in certain cases, the application of Section 871(m) to the Securities could increase a non-U.S. holder’s substantive U.S. federal income tax liability with respect to the Securities. For example, a non-U.S. holder that sells Securities between Coupon Payment Dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that were received by the Covered Partnerships in the Index or distributed in respect of any U.S. stocks in the Index, in each case since the last Coupon Payment Date for the Securities. Additionally, Section 871(m) may limit a non-U.S. holder’s ability to claim a refund in respect of any U.S. withholding tax that is imposed with respect to the Securities.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the Securities should be imposed in addition to the 30% withholding tax on the Coupon Amounts, in which case the application of Section 871(m) to the Securities could significantly increase a non-U.S. holder’s tax liability in respect of the Securities. While we do not think that this is the correct approach, a non-U.S. holder should consult its tax advisor regarding this risk.

As noted above, the Section 871(m) regulations apply only to Securities that are issued (or deemed issued) on or after January 1, 2017. However, Securities that are issued on or after January 1, 2017 will have the same CUSIP and ISIN numbers as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. As a result, non-U.S. holders of Securities (including holders of Securities that were purchased on or before December 31, 2016) may not be able to establish to the satisfaction of their custodians or other withholding agents that their Securities are exempt from the new regulations. Accordingly, if we issue (or are deemed to issue) any Securities on or after January 1, 2017, non-U.S. holders that acquire Securities in the secondary market after such issuance should generally assume that withholding agents will treat them as having acquired Securities that were issued on or after January 1, 2017 (and that such Securities will therefore be subject to Section 871(m)).

Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would thereafter be subject to the same Section 871(m) consequences as Securities issued on or after January 1, 2017.

In addition, while the Securities should initially be grandfathered from the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certain certification and information reporting requirements, any payments on the Securities that are subject to Section 871(m) withholding tax will also be subject to FATCA withholding if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The new regulations issued under 871(m) of the Code are complex, and aspects of their impact on the Securities are not entirely clear at this time. Significantly in this respect, it is not clear how non-U.S. holders and withholding agents should obtain the information necessary to determine the Section 871(m) tax with respect to dividends that are received by the Covered Partnerships in the Index in light of the limited public information regarding the U.S. stocks that are held by the Index components and the amount and timing of any dividends with respect to such stocks. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. Non-U.S. holders of Securities are, therefore, urged to consult their tax advisors and their custodians regarding the application of Section 871(m) to the Securities.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original pricing supplement and product supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Addendum dated December 29, 2016